MCMURDO LAW GROUP, LLC Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	3rd Floor 1185 Avenue of the Americas New York, NY 10036

March 8, 2018

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Reynolds
James Lopez
Steve Lo
Linda Cvrkel
Ronald Alper

Re: Adorbs Inc.

Registration Statement on Form S-1/A

Filed February 20, 2018

File No. 333-222631

Dear Mr. Reynolds:

We are filing this correspondence regearrding Form S-1 (the “Registration Statement”) in response to the recent call I received from Mr. Ronald Alper regarding Adorbs Inc. (the “Company”), dated March 7, 2018 (the “SEC Call”). This response letter, addresses the concerns you have expressed. The Company has no material agreements with Pluton Clothing. However, the Company has attached the invoice as Exhibit A with Pluton Clothing hereto in order to demonstrate the relationship between the Company and Pluton Clothing.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo, Esq.
Matthew McMurdo, Esq.

cc:	Rebecca Jill Lazar
President, Adorbs Inc.

Exhibit A

INVOICE

Jan 15,2018

INVOICE NO -PC 23&25

Registered Office

Pluton Enterprise Inc
Apt#210, 4240 106 ST NW
Edmonton, Alberta,CA
5878734790
joel@plutonclothing.com

Laison Office:

Pluton Clothing
Kangayam Road
Tirupur-4, Tamil Nadu
India
Pin Code- 641604
Phone-+918667254504

Invoice To:

Rebecca Lazar
Adorbs Inc
234 E Beech Street
Long Beach, NY 11561
United States Of America
516-544-2812

SHIPPING METHOD	SHIPPING TERMS	DELIVERY DATE	PAYMENT TERMS
BY SEA	FOB	TBD	PAY PAL - ADVANCE PAYMENT

QUANTITY	ITEM #	DESCRIPTION	UNIT PRICE	DISCOUNT	LINE TOTAL
AS PER THE ADORBS APPROVED PRODUCTION PLAN.100% certified organic clothing	ADORBS-2017-001 TO ADORBS-2017-07	100% certified Organic Kids clothing.CLOTHS INCLUDED AS PER THE PRODUCTION PLAN. ACCESSORIES INCLUDED AS PER THE PRODUCTION PLAN	INVOICE TO REFLECT PAY PAL INVOICE # 23 AND 25 SEND TO ADORBS APPAREL		5178.12 USD

REMAINING BALANCE – 20300.58 USD